As Filed with the Securities and Exchange Commission on December 2, 2003

Registration No. 333-65486

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NORTHERN ILLINOIS GAS COMPANY

(Doing business as Nicor Gas Company)

(Exact name of registrant as specified in charter)

ILLINOIS	36-2863847
(State of Incorporation)	(IRS Employer Identification No.)

1844 Ferry Road

Naperville, Illinois 60563-9600

Telephone number—630/983-8676

(Address and telephone number of registrant’s principal executive offices)

GEORGE M. BEHRENS

Vice President and Treasurer

1844 Ferry Road

Naperville, Illinois 60563-9600

Telephone number—630/983-8676

(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the registration statement when warranted by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (No. 333-65486) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add the Form of Underwriting Agreement, Consent of Deloitte & Touche LLP and Consent of Latham & Watkins LLP to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits.

EXHIBITS
1.01	Form of Underwriting Agreement

23.01	Consent of Deloitte & Touche LLP

23.02	Consent of Latham & Watkins LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or Amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, at its general office, 1844 Ferry Road, Naperville, Illinois, on the 2nd day of December 2003.

NORTHERN ILLINOIS GAS COMPANY (d/b/a Nicor Gas Company)

By	/s/ George M. Behrens
George M. Behrens
Vice President and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment thereto has been signed by the following persons in the capacities indicated on December 2, 2003.

Signature		Title
/s/ Russ M. Strobel		President and Chief Executive Officer
Russ M. Strobel
(Principal Executive Officer)

/s/ Kathleen L. Halloran		Executive Vice President Finance and Administration
Kathleen L. Halloran
(Principal Financial and Accounting Officer)

ROBERT M. BEAVERS, JR.*		Director

JOHN H. BIRDSALL, III*		Director

THOMAS A. DONAHOE*		Director

JOHN E. JONES*		Director

DENNIS J. KELLER*		Director

WILLIAM A. OSBORN*		Director

JOHN RAU*		Director

PATRICIA A. WIER*		Director

	*By	/s/ George M. Behrens
George M. Behrens (Attorney-in-fact)

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.01	Form of Underwriting Agreement

23.01	Consent of Deloitte & Touche LLP

23.02	Consent of Latham & Watkins LLP